02 MAR -7 AM 8:30

20 February 2002

02015696

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549 U.S.A.

Attention Office of International Corporate Finance,
Division of Corporation Finance

Re David Jones Limited (File No. 82-4230) -
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Dear Sirs

SUPPL

David Jones
Clarification Regarding Capital Expenditure

I am submitting the following information as part of David Jones Limited's continuing reporting obligation pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

Very truly yours,
DAVID JONES LIMITED

JOHN A. SIMMONDS
COMPANY SECRETARY

DAVID JONES
David Jones Limited A.C.N. 000 074 573
86-108 Castlereagh Street Sydney NSW 2000 Australia **Telephone 02 9266 5544**

ASX RELEASE
For Immediate Distribution
20 February 2002

DAVID JONES
CLARIFICATION REGARDING CAPITAL EXPENDITURE

There has been recent speculation in the market place regarding the David Jones capital expenditure program and the potential need to raise capital to support it. David Jones clarifies its position as follows.

As we have done for the past 5 years as part of our regular 3 year plan review process, the company considers its key strategic and business issues, growth initiatives, capital expenditure and funding. Decisions on any or all of these matters are not considered in isolation.

Should decisions be made as a result of this process, David Jones will keep the market informed pursuant to its ASX continuous disclosure requirements.

ENDS

FOR FURTHER INFORMATION CONTACT

Jill Campbell
General Manager Corporate Affairs
David Jones Limited
02 9266 5960 / 0412 047 448
jillcampbell@davidjones.com.au